A PROFESSIONAL CORPORATION
1900 MARKET STREET PHILADELPHIA, PA 19103-3508 215.665.2000 800.523.2900 215.665.2013 FAX www.cozen.com
February 9, 2011
Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fibrocell Science, Inc. (“Fibrocell” or the “Company”) Registration Statement on Form S-1 File No. 333-170688
Dear Mr. Riedler:
     On behalf of Fibrocell Science, Inc., a Delaware corporation, we hereby respond through EDGAR to provide additional information in connection with comments #1 (bullet 4) and 9 issued on December 8, 2011 and addressed to Mr. Declan Daly.
     Comments #1 (bullet 4) and 9 to the above-referenced letter requested information about the selling shareholders. Specifically, comment 1 (bullet 4) asked for disclosure of “any relationships among the selling shareholders” and comment 9 asked for disclosure of any short position in the Company’s common stock.
     The Company has been able to reach all but two of the investors in the offering. Based on these responses, the Company hereby confirms to the Staff that:
     1. None of the selling shareholders has a short position in the Company’s common stock.
     2. The only relationships among the selling shareholders are as follows: (a) Gavin Scotti is the father-in-law of Jane Scotti and Margery Scotti , and Jane Scotti and Margery Scotti are sisters-in-law; (b) Paul Schneider is the brother-in-law of Steven W. Lefkowitz; and (c) Steven W. Lefkowitz is the trustee and beneficiary of Wade Capital Corporation Money Purchase Plan (Mr. Lefkowitz’s status as trustee has been previously disclosed in the Company’s filings).
     Miscellaneous

     The Company hereby confirms that it will file the placement agent agreement provided to the Staff as an exhibit to its amended filing. The Company hereby confirms that it will update all executive and director compensation information to include 2010 amounts in its amended filing.
     Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.
Sincerely,
COZEN O’CONNOR
/s/ Cavas S. Pavri
By: Cavas S. Pavri
cc: David Pernock, Chief Executive Officer of Fibrocell Science, Inc.

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